BED BATH & BEYOND, INC.
433 W. Ascension Way, 3rd Floor
Murray, Utah  84123

August 14, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention:  Rucha Pandit

Re: Bed Bath & Beyond, Inc.
Registration Statement on Form S-3 (File No. 333-297978)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Bed Bath & Beyond, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-297978) (the “Registration Statement”) of the Company be accelerated so that the Registration Statement shall become effective at 5:00 p.m. Eastern time on August 18, 2026, or as soon thereafter as practicable.

The Company acknowledges that its request for acceleration will be deemed to confirm its awareness of its obligations under the Securities Act.

The Company requests that notification of such effectiveness be made by telephone call to Lindsey A. Mills of Latham & Watkins LLP, legal counsel to the Company, at (212) 906-1890.

Very truly yours,

Bed Bath & Beyond, Inc.

By: /s/ Brian LaRose
Name: Brian LaRose
Title: Chief Financial Officer